                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                 (RULE 14d-100)
                             TENDER OFFER STATEMENT
                UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                          GIGA INFORMATION GROUP, INC.
                       (Name Of Subject Company (Issuer))

                            FORRESTER RESEARCH, INC.

                           WHITCOMB ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    37517M109
                      (CUSIP Number of Class of Securities)

                               Tim Moynihan, Esq.
                            Forrester Research, Inc.
                              400 Technology Square
                               Cambridge, MA 02139
                            Telephone: (617) 613-7090
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                   COPIES TO:

                             Keith F. Higgins, Esq.
                               Ann L. Milner, Esq.
                                  Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110
                            Telephone: (617) 951-7000

                            CALCULATION OF FILING FEE

Transaction Valuation*                                    Amount Of Filing Fee**
----------------------                                    ----------------------
     $60,000,000                                                 $5,520

* Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation is based on 14,064,000 shares of common stock of Giga Information Group, Inc. ("Giga") at a purchase price of $4.75 per share. Such number includes all outstanding shares as of January 20, 2003, and assumes the exercise of all in-the-money stock options and warrants to purchase common stock of Giga which are exercisable in connection with the transaction.

**    Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:            N/A
Form or Registration No.:          N/A
Filing Party:                      N/A
Date Filed:                        N/A

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1.

[ ]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.
      Check the following box if the filing is a final amendment reporting the results of the tender offer:

      Whitcomb Acquisition Corp., a Delaware corporation (the "Purchaser"), and Forrester Research, Inc., a Delaware corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule TO (the "Statement"), originally filed on January 27, 2003, with respect to the Purchaser's offer to purchase all the outstanding shares of Common Stock, par value $0.001 per share, of Giga Information Group, Inc., a Delaware corporation (the "Company"), together with the associated rights to purchase Series A Junior Preferred Stock, par value $0.001 per share, issued pursuant to the Rights Agreement dated as of February 18, 2000 between the Company and American Stock Transfer & Trust Co. Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Statement.

Item 11. Additional Information

      On January 28, 2003, Parent, as the ultimate parent entity of the Purchaser, filed with the Antitrust Division of the Department of Justice and the FTC its Notification and Report Form under the HSR Act. The waiting period applicable to the Offer under the HSR Act will expire 15 calendar days after the filing of the Notification and Report Form, unless Parent or the Company receives a request for additional information from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. The 15-calendar-day waiting period will therefore expire at 11:59 p.m. on Wednesday, February 12, 2003, unless a request for additional information is made or early termination is granted.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       WHITCOMB ACQUISITION CORP.

                                       By: /s/ Tim Moynihan
                                           ------------------------------------
                                           Name:  Tim Moynihan
                                           Title: President

                                       FORRESTER RESEARCH, INC.

                                       By: /s/ Warren Hadley
                                           ------------------------------------
                                           Name:  Warren Hadley
                                           Title: Chief Financial Officer

Dated: January 28, 2003